WNS Announces Refinancing of Term Loan at Lower Rates

NEW YORK and MUMBAI —July 6, 2010 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced that it will refinance its existing term loan facility to take advantage of lower interest rates. The refinancing will entail making the third scheduled repayment of $20 million on the existing term loan, and prepaying the remaining $115 million on the loan with cash on hand and proceeds from a new term loan facility for $94 million that WNS has obtained vide facility agreement dated July 2, 2010 from HSBC, Hong Kong, DBS Bank Ltd, Singapore and BNP Paribas, Singapore. There are no penalties for the prepayment, which is expected to take place on July 12, 2010. WNS also announced today that it has established a $30 million line of credit in the U.K., which will be drawn down from time to time to partly fund WNS’s U.K. business.

The interest rate of the new term loan and the credit line will be approximately 100 basis points lower than the existing facility. The payment schedule of the new $94 million term loan will mirror the payment schedule of the existing term loan.

“The new facilities that we have put in place will have an interest rate savings of over one hundred basis points and will make our debt more tax efficient,” said Alok Misra, WNS’s Group CFO. “In addition, due to the fact that we have serviced the existing term loan so effectively, the covenants on the new loan are more relaxed and give us a greater degree of operational flexibility.”

The prepayment will result in a one-time charge of approximately $5.4 million primarily on account of the reclassification of fair value of interest rate swaps from Other Comprehensive Income in Balance Sheet to earnings as the swaps on the existing term loan will lose hedge effectiveness and the write-off of the remaining debt issuance costs associated with the existing term loan in 2008.

“While the prepayment of our existing term loan will result in a one-time charge of approximately $5.4million, this will have minimal impact on our cash flow and our interest savings should enable us to recoup most of this charge within the current fiscal year. This has already been factored into our guidance for the fiscal year,” Misra added.

WNS intends to furnish the new term loan facility agreement to the U.S. Securities and Exchange Commission along with its next quarterly results report.

About WNS
WNS (Holdings) Limited [NYSE: WNS] is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our expectations concerning our future results and interest rate savings. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; the implications of our recently announced accounting changes and restatement of our financial statements and any adverse developments in existing legal proceedings or initiation of new legal proceedings; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition) and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; and volatility of our ADS price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2010 filed with the U.S. Securities and Exchange Commission which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

CONTACT:
Investors & Media:
Alan Katz
SVP — Investor Relations
WNS (Holdings) Limited
+1 212 599-6960 ext. 241
ir@wns.com